FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
May 28, 2019

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems PJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

MTS Announces Decisions of its Board of Directors

May 27, 2019

Moscow, Russian Federation — PJSC MTS (NYSE: MBT, MOEX: MTSS), Russia’s leading telecommunications and digital services provider, announces the decisions reached at the meeting of the Board of Directors (“the Board”) held on May 27, 2019.

At the meeting, the following candidates were nominated for election to the Board at the Annual General Meeting of shareholders scheduled for June 27, 2019:

•                  Alexey Kornya, President and Chief Executive Officer, MTS,

•                  Alexey Katkov, Managing Partner, Sistema PJSFC,

•                  Antonios Antoniou, Independent Director,

•                  Artyom Zasursky, Vice President & Head of Strategy, Sistema PJSFC,

•                  Felix Evtushenkov, Deputy Chairman of the Board, Sistema PJSFC,

•                  Regina von Flemming, Independent Director,

•                  Thomas Holtrop, Independent Director,

•                  Valentin Yumashev, Independent Director, and

•                  Vsevolod Rozanov, Managing Partner, Sistema PJSFC.

In addition, the Board adjusted the AGM agenda and changed the record date for the Company’s shareholders and ADR-holders entitled to participate from May 24 to June 3, 2019.

The Board also recommended that the AGM approve the 2018 MTS PJSC Annual Report; MTS PJSC Annual Financial Statements, including MTS PJSC Profit & Loss Statement; and distribution of profits and losses of MTS PJSC based on 2018 FY results (including payment of dividends).

Biographies

Antonios Antoniou

Antonios Antoniou has worked as Non-Executive Director at Polyus Gold International Ltd. since 2016.

Antonios has over 30 years of experience in the public and private sectors, having begun his career at PricewaterhouseCoopers (PwC) in the UK, where he worked from 1979-1993. In 1993, he moved to PwC Russia, where over the next decade he rose through a series of leadership roles, including as lead partner of the company’s St. Petersburg office.

In addition, he has worked as Non-Executive Director at both Transcreditbank (2010-2011) and International Petroleum Ltd. (2011-2013).

Antonios holds a degree from the University of Bristol and is a member of the Institute of Chartered Accountants in England and Wales as well as the Institute of Internal Auditors.

Felix Evtushenkov

Felix Evtushenkov is Deputy Chairman of the Board of Sistema JSFC, as well as Chairman of the Board of the Sistema Charity Fund.

Felix began his career as Associate of the President in Sistema-Invest CJSC and Executive Director of the Industry Department at Sistema JSFC from 1999-2000. From 2000 to 2006 he worked as General Director, CJSC Sistema-Gals, and from 2006-2008 as President OJSC Sistema-Gals. In 2008, he was named Vice President, Head of Consumer Assets, at Sistema JSFC, later promoted in 2011 to First Vice President, Head of Basic Assets, and in 2012 to First Vice President of Sistema JSFC.

He holds a degree in jurisprudence from the A.S. Griboedov Institute of International Law & Economics.

Valentin Yumashev

Valentin Yumashev is a Member of the Board and Advisor of the Boris Yeltsin Presidential Center Fund. He also serves as Advisor to the President of the Russian Federation on a pro bono basis.

Valentin began his career in 1978 as a journalist at Moskovsky Komsomolets, later working from 1987-1995 in a series of leadership roles at Ogoniok magazine, including as General Director.

In 1996, he worked as a media relations advisor to the Russian president. In 1997-1998, he served as head of the Russian Presidential Administration.

An author of numerous books and documentary films, Valentin holds a degree in journalism from Lomonosov Moscow State Unviersity.

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For further information, please contact in Moscow:

Investor Relations Department

Mobile TeleSystems PJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.ir.mts.ru/ir-blog

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Mobile TeleSystems PJSC (“MTS” - NYSE:MBT; MOEX:MTSS), the leading telecommunications group in Russia and the CIS, provides a range of mobile, fixed-line and digital services. We serve over 100 million mobile subscribers in Russia, Ukraine, Armenia, and Belarus, and about 9 million customers of fixed-line services, including fixed voice, broadband internet, and pay-TV. To keep pace with evolving customer demand, MTS is redefining what telecommunications services are by offering innovative products beyond its core network-related businesses in various tech segments, including Big Data, financial and banking services, internet of things, OTT, cloud computing, systems integration and e-commerce. We leverage our market-leading retail network as a platform for customer services and sales of devices and accessories. MTS maintains its leadership in the Russian mobile market in terms of revenue and profitability. MTS is majority-owned by Sistema PJSFC. Since 2000, MTS shares have been listed on the New York Stock Exchange and since 2003 - on the Moscow Exchange. For more information, please visit: www.ir.mts.ru.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS PJSC

By:	/s/ Alexey Kornya
	Name:	Alexey Kornya
	Title:	CEO

Date: May 28, 2019